  Exhibit 99.2

Management’s Discussion and Analysis

March 31, 2020

Management’s Discussion and Analysis

Dated as of September 29, 2020

This Management’s Discussion and Analysis (MD&A) is dated September 29, 2020, and should be read in conjunction with the audited financial statements for the quarter ended March 31, 2020. This and other information relating to Genoil Inc. are available on SEDAR at www.sec.gov.

INTRODUCTION

The following Management Discussion and Analysis (“MD&A”) is management’s assessment of Genoil Inc.’s financial and operating results and should be read in conjunction with the unaudited interim condensed financial statements and notes for the three months ended March 31, 2020 and the audited financial statements and MD&A for the year ended December 31, 2019.

This MD&A complements and supplements the disclosures in our unaudited interim condensed financial statements, which have been prepared according to accounting principles generally accepted in the United States (“GAAP”).

Additional information relating to Genoil, including Genoil’s financial statements can be found on SEDAR at www.sedar.com as well as EDGAR at www.sec.gov.org the Company’s website at www.genoil.ca

The Company’s principal activity is the development of innovative hydrocarbon and oil and water separation technologies.

Basis of Presentation – The financial statements, MD&A and comparative information have been prepared in United States Dollar unless otherwise indicated and in accordance with accounting principles generally accepted in the United States (“GAAP”).

The Company’s securities trade on the NASDAQ OTC Bulletin Board (Symbol: GNOLF).

The Company has not generated revenues from its technologies to date and has funded its near term operations by way of capital stock private placements and short-term loans.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this MD&A constitute forward-looking information within the meaning of securities laws.  Forward-looking information may relate to our future outlook and anticipated events or results and may include statements regarding the future financial position, business strategy, budgets, projected costs, capital expenditures, financial results, taxes and plans and objectives of or involving Genoil.  Particularly, statements regarding our future operating results and economic performance are forward-looking statements.  In some cases, forward-looking information can be identified by terms such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue” or other similar expressions concerning matters that are not historical facts.

These statements are based on certain factors and assumptions regarding expected growth, results of operations, performance and business prospects and opportunities.  While we consider these assumptions to be reasonable based on information currently available to us, they may prove to be incorrect.

Forward looking-information is also subject to certain factors, including risks and uncertainties that could cause actual results to differ materially from what we currently expect.  These factors include risk associated with loss of market, volatility of commodity prices, currency fluctuations, environmental risk, and competition from other producers and ability to access sufficient capital from internal and external resources.

Other than as required under securities laws, we do not undertake to update this information at any particular time.

All statements, other than statements of historical fact, which address activities, events, or developments that Genoil expects or anticipates will or may occur in the future, are forward-looking statements within the meaning of applicable securities laws.  These statements are subject to certain risks and uncertainties, and may be based on estimates or assumptions that could cause actual results to differ materially from those anticipated or implied.

Further, the forward-looking statements contained in this MD&A are made as of the date hereof, and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, as a result of new information, future events or otherwise, except as may be required by applicable securities laws.  The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement. Certain risk factors associated with these forward-looking statements include, but are not limited to, the following:

● Adverse changes in foreign currency exchange rates and/or interest rates;
● Competition for capital, asset acquisitions, undeveloped lands, and skilled personnel;
● Adverse changes in general economic conditions in Western Canada, Canada more generally, North America or globally;
● Adverse weather conditions;
● The inability of Genoil to obtain financing on favorable terms, or at all;
● Adverse impacts from the actions of competitors; and
● Adverse impacts of actions taken and/or policies established by governments or regulatory authorities including changes to tax laws, incentive programs, and environmental laws and regulations.

BUSINESS OF THE CORPORATION

Genoil Inc. is a technology development company based in Alberta, Canada. The Company has developed innovative hydrocarbon and oil and water separation technologies.

The Company specializes in heavy oil upgrading, oily water separation, process system optimization, development, engineering, design and equipment supply, installation, start up and commissioning of services to specific oil production, refining, marine and related markets.

Genoil has been primarily involved in the development and commercial applications of its modular proprietary heavy oil upgrading technology – based on proven principles of the fixed bed reactor that has been in operation for over fifty years. Genoil has a strategic relationship with a major engineering firm, and we are working on developing relations with three more, giving Genoil the surge capacity to add thousands of engineers, the project risk management experience, and engineering know-how, technological and project process warranties, to apply to any project and enable the company to execute a one million barrel per day contract in the Middle East.

The Genoil Hydroconversion Upgrader GHU® - Background

Genoil has designed and developed the Genoil Hydroconversion Upgrader (GHU®), based on proven principles using fixed bed reactor technology. The GHU® technology converts sour (high sulphur), heavy hydrocarbon feed stocks into lighter oil with higher quality distillates for conventional refining. The Genoil technology was commissioned at Conoco Canada’s battery site at their bitumen oil field in Kerrobert Saskatchewan. Conoco carefully monitored the upgrading of bitumen from 6.9-8.5 API done there, with their engineers assisting in the administration & operation of the Genoil GHU upgrader. The pitch conversion rate achieve there was 96% yielding a product API Gravity of 25. Conoco collected all sample on the feed, product and gas streams and had them analyzed by CORE Laboratories in Calgary, Alberta and NTEC. Of major interest, are the +90% conversion rate and 99.5% desulfurization done at mild operating conditions. The Genoil process is designed to create a spread of over $30.00 per barrel and it is estimated that there are 900 billion barrels to be upgraded, this makes crude oil upgrading one of the largest market opportunities in the world.

The GHU®’s unique intellectual property is in its hydroconversion design and mixing devices.  A GHU® provides greater mass/heat transfer between hydrogen, crude and catalyst.  As a result, hydroconversion can be achieved with much less hydrogen required and at milder operating conditions. The Genoil Upgrader has proved that it can achieve a greater Liquid Hourly Space Velocity (LHSV). This breakthrough allows for a similar reduction percentage value in operating costs. In essence, it means that it can debottleneck existing infrastructure by providing the option of greater capacity throughput at greater efficiencies. The Genoil GHU is designed to convert heavy crude / bitumen into lighter crude so that it can be transportable by pipeline without the aid of diluent, and to make it more compatible for processing in existing refineries.

By increasing the yield of light products and decreasing the residual portion of a heavy crude stream, heavy crude or bitumen becomes more compatible with existing refineries. There are many heavy and extra heavy crudes which are very difficult feedstocks for existing refineries to process. These heavier crudes are characterized by high sulfur content and yield a high portion of low value residual product. Typically these crudes are very difficult to refine, thus they have a limited market. There is tremendous interest by refineries and national oil companies for upgrading heavy crude so that existing refineries can utilize it. Genoil is currently pursuing business with critical players in almost all of the oil producing countries. Genoil is currently better positioned than any company to realize meaningful upgrading contracts. For example, the United Arab Emirates has 10% of the world’s oil reserves and Genoil Emirates is in great position to capture much of the local upgrading market.

The Genoil Upgrader Technology is based on non-destructive, catalytic hydrogenation, and flash separation. The main feature of the Genoil Upgrading Process is the standard Fixed Bed Reactor, and the patented introduction of hydrogen into each reactor. The Genoil technology is modular and has great flexibility to accommodate a range of process objectives. The GHU is a much improved hydrogenation process that upgrades and increases the yields from high sulphur; acidic, heavy crude oils and heavy refinery feed stocks, bitumen and refinery residues into light, clean transportation fuels.

Upgrading heavy oil is essentially a very undeveloped industry and could become one of the largest potential industries in the world.  Most of the oil presently coming out of the ground is light, in the vicinity of 86 million barrels a day, or 27.5 billion barrels a year of 400 billion barrels of light oil reserves remaining.  It is readily seen that even if you allow for new oil discoveries and further advances of recovery through technological enhancements in field recovery, the time limit for this light oil reserve will last no more than twenty or thirty years.

If desired, the Genoil Upgrading Process can yield zero waste and consumes no external energy or hydrogen, deriving its hydrogen and energy from its own residue.  The cost structure is therefore much lower than standard upgrading processes in hydrogenation and does not give off a waste by-product such as coking of 30%.

GHU BUSINESS PROSPECTS

Our business strategy is to enhance shareholder value by maximizing sales effectiveness with the lowest possible budget. The company’s goal is to sign contracts and to monetize the Genoil upgrader and Crystal oil water separation technologies around the world. Genoil is very flexible with its business models. The main GHU upgrading model is to capture a royalty for every produced barrel on the profit created. The corporation has streamlined and reduced its cost to run a more efficient and financially stable existing business. This includes building organizational capability and implementing the best sales and management processes to achieve our business objectives.

Genoil And Partner Beijing Petrochemical Receive $ 5 Billion Letter of Intent from the China Development Bank

On April 15, 2016 the company announced that they received a $5 billion dollar letter of intent for the initial phase of a 500,000 bpd upgrading project to be situated in the Middle East. The goal of the consortium is to develop 3.5 million barrels per day of upgrading capacity at a total estimated cost of up to $35-50 billion USD. The company is in discussions in other areas for a similar sized project. We feel confident that if we can close on one deal there will be a good likelihood that we can close on others. If this deal comes to fruition it will be one of the largest energy transactions in the world if not the largest, which should make Genoil one of the world’s largest companies. Beijing Petrochemical Engineering Corp is working closely with Genoil to support us on these potential projects.

Crystal Oil & Water Separation Technology

Genoil’s Crystal SeaTM separators are state-of-the-art bilge separators, which have been certified by the US Coast Guard & American Bureau of Shipping in accordance with the International Maritime Organization Resolution MEPC 107 (49).  Crystal Sea water separators utilize a patented, unique gravity driven process for compartmental multi-stage separation of immiscible phases with different densities such as heavier or light oils and water.  Crystal SeaTM separators do not require a filter media making it possible for customers to significantly reduce their cost of ownership by eliminating the need to purchase the expensive replacement filters required by competitive water separation products. According to the feedback of presidents of two major tanker lines estimate $9,000 per year in savings over competing models.

Genoil’s Crystal oil and water separator is a compact unit that is able to handle small volumes (from .25 cubic meters per hour to 50) using a compartmental process. Genoil has initiated work on the Crystal 3-phase oil- water separation technology.

Additionally, Genoil has successfully completed testing on its improved Crystal Sea bilge water separator at Testing Service, Inc., in Salt Lake City, Utah, meeting IMO MEPC 107 (49) resolution and receiving the United States Coast Guard certification, which requires bilge water separators to have an effluent discharge of less than 15 ppm impurities for territorial water and less that 5 ppm for discharge into inland waters. Certification of the Crystal Sea was also received from the American Bureau of Shipping.

The Crystal Sea is the newest generation of our existing Crystal technology. In the view of management, the Crystal Sea has advantages over competing models including a smaller footprint, a simple operating system, no requirement for back washing or flushing with fresh water or sea water, therefore reduced maintenance, very little use of water and no moving parts, except for a pump. In addition to that, the oil removed using the Genoil bilge cleaner is dry enough and of a quality that it can be reused by other utilities aboard.

Several entities are looking at the Crystal technology for produced water at the oil field. The company is working to secure representation for Industrial applications in China. The company is in negotiations for this purpose.

In 2013 Genoil received a testimonial letter from Vela International Marine Ltd. about a Crystal installation onboard a 330,000 TDW tanker stating that the unit Crystal Sea performed satisfactorily. Discussions are ongoing for the purchase of many more units and all parties including Donghwa are in regular contact.

The bilge separator market has a potential 84,000 ship market. Due to streamlined production techniques, improved design and eagerness to break into the market; Genoil has reduced the retail price dramatically. Due to these measures we should be highly competitive moving forward. We expect to generate revenue from the Crystal in the near future.

During November 2011, Genoil received ABS certification for all Crystal Sea models.  This accreditation is in addition to obtaining the US Coast Guard/IMO MEPC 107 49 certification for Crystal MU 30 and MU 40 of 5 m3/h and 10 m3/h.

Fines for overboard discharge pollution levels exceeding 15 parts per million have been implemented around the world. New ships are required to have bilge water cleaning systems that meet the higher international pollution standards.  Also, all ships built prior to 2007 had to meet those standards by the close of 2009.  A ship’s bilge is the lowest compartment of a ship that collects water from different areas of the boat, such as the engine room. The oily water released into the water of harbours and bays significantly pollutes the environment.  Genoil is focusing on this market’s growing need for bilge water separators to prevent large marine vessels from having to dump waste oil into the ocean.  The Company is marketing the Crystal Sea globally, targeting shipyards, ship designers, ship owners, cruise lines, and navies.  Genoil also expects to address the global contamination of a port’s water and is looking into solutions to prevent shipping companies from contaminating the waterways close to ports and beaches in several countries.

In the view of management, the Crystal Sea has advantages over competing models including a smaller footprint, a simple operating system, no requirement for back washing or flushing with fresh water or sea water, therefore reduced maintenance, very little use of water and no moving parts, except for a pump.  In addition to that, the oil removed using the Genoil bilge cleaner is dry enough and of a quality that it can be reused by other utilities onboard.

On October 31, 2012, the Company announced that it renewed marketing, manufacturing and distribution rights to Donghwa Entec, a reputable Korean manufacturer of marine equipment. The rights pertain to the Crystal Sea oily-water separators designed for the new shipbuilding industry together with retrofitting of existing ships. Genoil models feature one of the most compact bilge separators worldwide with throughputs ranging from 0.25 m3/hr. capacity to 10 m3/hr. units.

Genoil has several patents for the Crystal technology.

MANAGEMENT & PERSONNEL CHANGES –2020

The Company currently has seven full time employees, eighteen part time employees and eleven contracted consultants and appointed representatives located in various offices. The principal offices are at – Two Hills AB, and New York, NY, Dubai UAE. The company’s main assets are its hydrogen desulfurization, hydrogen upgrading and separation patents. In addition, the Company owns and operates a pilot upgrader at its 147 acre Two Hills, Alberta facility and its sales and marketing operations through a network of commissioned technical sales agents in 27 countries. The company seeks to work through commission agents and employees who will receive compensation when revenues are generated. Genoil is modeling its operations in a similar way as Microsoft & Google followed when they were in their infancy.

The company has had significant personnel changes in the period 2014 - 2016 which continued.  Management has been aggressive at attract real talented individuals who are very experienced, knowledgeable and will assist Genoil in realizing its objectives in different markets.

Bengt Koch was the former CEO & Executive Chairman of Atlantic Container Lines. Bengt has worked with many leaders of the largest shipping companies. He brings to Genoil a vast knowledge of the shipping business, board and managerial experience. He was also director of marketing and operations prior to becoming Chairman. Following his time at ACL Bengt went on to become managing director of Italia di Navigazione and DSR Senator lines. Bengt will focus his energies on marketing Genoil’s different products to shipping lines including especially selling the GHU for Bunker Fuel desulfurization. Bengt joined the board of Genoil in November 2013.

Bruce Abbott became president and director of Genoil in late 2013, replacing Thomas Bugg who resigned. Also, in 2013 Bengt Koch replaced Ron Hutzel who subsequently left the company. Bruce has been working for Genoil since 2009 on business development and strengthening relationships such as with SBK Holdings. He has brought several people into the Genoil organization such as Hashem Dezhbakhsh, SBK Holdings, Slobodan Puhalac, Bengt Koch, Paul Rubin, and Dennis Sears.

Genoil grew its engineering team recently with the new Senior Vice President of Engineering and Project, Mr. Slavko Scepanovic who over his 30 year career has gained valuable experience, project management and finance, raising over a billion dollars for energy projects. He was the first deputy director of Optima Group since 2008. Slavko, an expert in financing projects, worked with Zarubezhneft to create the Optima division raising in excess of a billion dollars for them. He has worked on many oil and gas projects in the Russian Federation as well. He conducted technical feasibility studies to determine conditions of financing and to provide funding for those projects. He used to be with Synergie Trading and Jupiter Investments. He brings a great deal of Russian business experience to Genoil especially in the form of deal closings. He has had a long working relationships with Slobodan Puhalac and has known him for many years.

John I. Novak has returned as a special advisor to Genoil. John has more than 25 years of technical and senior management experience within satellite communications at GM Hughes electronics. Mr. Novak served as Chief Business Strategist of Hughes, where he was responsible for identifying and developing new business campaigns. He is regularly advising Genoil’s top management and is an integral part of new business development in Europe. He is responsible for introducing Genoil to Munich Capital Partners who in turn introduced Genoil to two refineries in Germany. The parties are in discussions with Genoil to develop a refining project utilizing the Genoil GHU technology.

Leslie Vanderpool has also joined Genoil’s advisory board. Leslie has extensive contacts in the financial world. She will assist Genoil in introducing Genoil to large funds, assist in business development and public relations. Leslie is the founder and executive director of the Bahamas International Film Festival. Leslie is friendly with many leading celebrities and movie critics including Sean Connery & Nicolas Cage. In addition she introduced Genoil to a leading fund manager who manages his personal fortune of over $8 billion. Leslie also knows many bankers, industrialists and oil drillers. She will use many of her contacts to generate interest in Genoil and exposure.

JR Owens joined Genoil as Vice President & Chief Operating Officer of Genoil USA focusing on North America. JR is President of Cat Bottoms Fuel FS INC. ‘J.R.’ has more than thirty four years of oil industry experience as a consultant, global sourcing advisor, loss control specialist, terminal manager and trader.  J.R. has provided consultant services to Canadian trans loading companies, and John W. Stone Oil Distributor, LLC.  Prior to his present position, ‘J.R.’ has worked with J.P. Morgan Venture Energy Corp., RPG Industries, Phillips Carbon Black Division, Aditya Birla Group, Birla Carbon Division, Griffith Energy, Oil Chem Trading, Ag-Chem Commission Co., Towing Charters Inc. and National Petroleum Sales Inc.

Viscount (Lord) Torrington joined Genoil as an advisory board member. He graduated as a geologist from Oxford university in 1964 and after ten years in the mining industry, largely in Southern Africa with Anglo American Corporation and Lonrho, he became CEO of the Attock Oil Company (later Anvil Petroleum), subsequently serving as Chairman of Expro North Sea, a major UK-based international service company. In 1994 he became Managing Director of Heritage Oil & Gas, initiating its successful entry into oil and gas discoveries in Congo Brazzaville and Uganda's Western Rift Valley.

Lord Torrington also served on the House of Lords European Communities Energy Committee, chairing it from 1984 to 1987. He is currently a non-executive Director of Lansdowne Oil & Gas plc and involved in wildlife charities in Africa. Mr. Torrington’s career has involved technical, administrative and financial roles in the worldwide natural resources industries and contact or negotiation with financial institutions and governments on all continents at many levels."

Candice Beaumont continues in her role as Strategic Advisor. Candice has raised over five million dollars for Genoil. She attends and speaks at international investment conferences on behalf of Genoil. Candice started her career in Corporate Finance at Merrill Lynch. Working as an investment banker at Lazard Frères for several years, executed over $20 billion of merger and acquisition advisory assignments. She left Lazard to work as a private equity principal at Argonaut Capital, where she was responsible for all aspects of new investment execution for the firm and its portfolio companies. She is a former world ranked professional tennis player. Ms. Beaumont was chosen as a Young Global Leader by the World Economic Forum. This honor is bestowed by the World Economic Forum each year to recognize the most distinguished and inspiring leaders under the age of 40, after reviewing thousands of nominations from around the world.

BUSINESS ACTIVITIES AND OUTLOOK

During the quarter ended March 31, 2020, the Company did not generate any revenue. The Company expects revenue to be booked and associated cash flow to be generated in staged phases following the execution of definitive agreements for the design, implementation and procurement of its GHU™ systems and/or the licensing of its intellectual property or the sales of Crystal oily water separators. The Corporation has accumulated deficit of over $88 million to date and is not realizing any cash flow as it has not attained commercial operations in connection with its various patents and technology rights. Genoil has principally been a technology research and development company. Commercialization efforts are underway for GHU™. Genoil is marketing its GHU™ (and related engineering and design services) to refiners and producers of heavy sour crudes around the world and believes that there is strong market potential for this technology. Management estimates that there are approximately 900 billion barrels of heavy oil reserves and current production from those reserves is 9 million barrels per day of high sulphur heavy oil that have the potential to be desulfurized and upgraded to lighter products thereby increasing the yield of high value light distillates and transportation fuels available from each barrel of oil. The continued commercialization of Genoil’s GHU™ and Crystal both for Seaborne applications as well as land based represents the next key phase in the company’s growth.

Genoil continues to progress with commercial level discussions in several regions of the world. Management believes that this is a key market for its GHU™ technology as the region has several significant reservoirs of heavy high sulfur oil. The company has created the zero waste process specifically for its Middle East clients who require a process, which does not need natural gas. The Company remains committed to developing commercial opportunities in the Middle East for the foreseeable future.

Genoil is also exploring other projects where the Company may share in the ownership of upgrading operations and/or heavy oil assets in exchange for the utilization of the GHU™ technology at cost.

GHU Upgrading Patent Renewal

On April 30, 2009, Genoil received an additional and new patent from the US Patent and Trademark Office (USPTO) for its hydroconversion upgrader technology.  The patent is a valuable addition to Genoil’s upgrading process that economically upgrades and significantly increases the yields from high sulphur, acidic, heavy crude, bitumen, and refinery residues.

SUMMARY OF QUARTERLY RESULTS

Genoil has always sought to model its operations on the pre-IBM contract Microsoft.  Until it achieves a significant GHU® Upgrading contract the company will focus on reducing costs.  Since the September 2008 Lehman and the oil market crash we downsized expenses even more as its goal was to weather the severe economic depression by cutting unnecessary overhead. Despite these reductions the company has expanded its sales coverage to countries in key markets that contain over half the world’s oil reserves. This new marketing and sales effort utilizes contract commission agents or representatives who had to are responsible for their own expenses.

All the present employees of Genoil work on a profit sharing compensation model, through stock or options.  Its goal is to motivate Genoil’s personnel and to link their success with Genoil’s.   This structure is designed to motivate sales, and to discourage non-performance. The net loss decreased from $359,164 in March 2019 to $244,963 in March 2020 reflects a remarkable achievement by management to develop new strategies and to operate much more efficiently and to close deals on a lower budget.

The liabilities slightly rose from $8,231,387 as of December 31, 2019 to $8,322,912 at March 31, 2020. About half the liabilities are in Lifschultz Family hands who have historically rolled over their liabilities every year. Most of the other liabilities are in friendly hands.

The company relies on private placements for its funding and with recent deals closed, is more confident that it will continue to be able to fund its obligations at an accelerated pace. From January 2020 through March 31, 2020 the company closed a private placement of $209,480. Genoil’s strategy is to fund the operation through private placements.  It intends through smart cost cutting techniques, and a leaner cost sales strategy, to operate on an extremely low cash burn while significantly growing its sales representation more effectively – globally.

Critical Accounting Estimates

The preparation of financial statements in accordance with GAAP requires Management to make certain judgments and estimates. Changes in these judgments and estimates could have a material impact on the Company’s financial results and financial condition.

Management’s process of determining the fair values assigned to any acquired assets and liabilities in a business combination is based on estimates.  These estimates are significant and can include future costs, future interest rates, future tax rates and other relevant assumptions.  Revisions or changes in any of these estimates can have either a positive or a negative impact on asset and liability values and net income.

The fair value of stock options is based on estimates using the Black-Scholes option-pricing model and is recorded as share-based payments expense in the financial statements.

EVALUATION OF DISCLOSURE CONTROLS

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), on a timely basis so that appropriate decisions can be made regarding public disclosure.

For the quarter ended March 31, 2020 the CEO and CFO have evaluated the effectiveness of the Company’s disclosure controls and procedures as defined in National Instrument 52-109 of the Canadian Securities Administrators and as defined in the Securities Exchange Act of 1934 Rules 13a-15(e) and 15d-15(e)) and have concluded that such controls and procedures were not effective because of the material weaknesses described in Management’s Report on Internal Control over Financial Reporting.

MANAGEMENT REPORT ON INTERNAL CONTROL

The Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining adequate internal control over financial reporting of the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States (GAAP).

The Company's internal control over financial reporting includes those policies and procedures that
(i)             pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;
(ii)            provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
(iii)           provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

A material weakness in internal controls is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements would not be prevented or detected on a timely basis by the Company.

We note, however, that a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues including instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, our control systems may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected and could be material and require a restatement of our financial statements.

RISKS
The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities when due is dependent on the Company’s ability to continue to raise the necessary capital to fund the commercialization of its patents and technology rights.  There is no certainty that the Company will be able to raise the necessary capital.

To date the Company has not achieved commercial operations from its various patents and technology rights. The future of the Company is dependent upon its ability to obtain additional financing to fund the development of commercial operations.

The Company has not earned profits to date and there is no assurance that it will earn profits in the future, or that profitability, if achieved, will be sustained.  The commercialization of the Company’s technologies requires financial resources and there is no assurance that capital infusions or future revenues will be sufficient to generate the funds required to continue the Company’s business development and marketing activities.  If the Company does not have sufficient capital to fund its operations, it may be required to forego certain business opportunities or discontinue operations entirely.

LIQUIDITY RISK

The Company is subject to liquidity risk attributed from accounts payable and other accrued liabilities and other liabilities.  Accounts payable and other accrued liabilities are primarily due within one year of the balance sheet date.

INTEREST RATE RISK

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates.

FOREIGN CURRENCY RISK

The Company translates the results of its foreign operations into Canadian currency using rates approximating the average exchange rate for the year.  The exchange rates may vary from time to time creating foreign currency risk.  At December 31, 2019, the Company had certain obligations and assets denominated in U.S. dollars and there were no contracts in place to manage this exposure.